OPPENHEIMER VALUE STOCK FUND
ANNUAL REPORT DECEMBER 31, 1993

[LOGO]


"I WANT HER TO HAVE EVERYTHING MY PARENTS GAVE ME.

"THIS FUND GIVES US THE POTENTIAL FOR THE KIND OF LONG-TERM GROWTH WE NEED."

[GRAPHIC]

                      FUND FACTS

- -------------------------------------------------------------------------------
                              Five Facts Every Shareholder Should Know About Oppenheimer Value Stock Fund

                      ---------------------------------------------------------
                      1       The Fund's objective is to seek long-term growth
In this report:               of capital and income, primarily through
                              investments in the stocks of well-established
Answers to two                companies. The Fund invests primarily in stocks
timely questions you          that pay cash dividends.
should ask your
Fund's managers.
                      ---------------------------------------------------------
/ /With the U.S.      2       The Fund's total return at net asset value for
stock market at               Class A shares was 8.97% in the 12 months ended
record labels,                December 31, 1993. Total return at net asset
how can you find              value for Class B shares from inception of the
high-quality stocks           Class on May 1, 1993 to December 31, 1993 was
at attractive prices?         4.63%.(1)

                      ---------------------------------------------------------
/ / How has the       3       Your Fund's managers use a value investment
managers' value               strategy, purchasing stocks that they believe are
strategy benefited            priced significantly below their normal levels and
the portfolio?                selling stocks that they believe have reached or
                              exceeded normal valuations.

                      ---------------------------------------------------------
                      4 The Fund's top five stock holdings at December 31, 1993, were:(2)
                              GENERAL ELECTRIC CO. The sixth largest company in the U.S., with a diversified portfolio of operations.
                              MINNESOTA MINING AND MANUFACTURING CO. Also known as 3M; an international manufacturer of industrial and consumer products.
                              AMP, INC. The world's leading producer of electrical/electronic connection devices.
                              PFIZER, INC. A leading drug company and
                              manufacturer of medical devices, consumer products, specialty chemicals, and drugs.
                              PITNEY BOWES, INC. A world leader in mailing, shipping, and weighing systems, as well as copiers and facsimile machines.

                      ---------------------------------------------------------
                      5 "With the U.S. stock market near record highs, we are identifying value stock opportunities by focusing on well-known companies that are restructuring operations and refocusing on their core businesses. Many of our investments in consumer-driven companies have performed very well, producing substantial capital gains."

                                        PORTFOLIO MANAGER, DAVID SALERNO,
                                        DECEMBER 31, 1993

                                        CONCERT CAPITAL MANAGEMENT, INC., THE
                                        FUND'S SUB-ADVISOR


1. Based on the change in net asset value per Class A share from 12/31/92 to 12/31/93. The Fund's average annual total returns after deducting the current maximum sales charge of 5.75%, for the 1- and 5-year periods ended 12/31/93 were 2.70% and 11.10%, respectively. Total return for Class B shares from 5/1/93 (inception of the class) and held until 12/31/93 was -0.37%. This reflects the change in value of a hypothetical investment made on 5/1/93 and held until 12/31/93, with all dividends and capital gains distributions reinvested and after applying the contingent deferred sales charge of 5%. All total returns include reinvestment of dividends and capital gains distributions.
2. The Fund's portfolio is subject to change.
Past performance is not indicative of future results. An investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost.


                              2   Oppenheimer Value Stock Fund

                              REPORT TO SHAREHOLDERS

- -------------------------------------------------------------------------------
                              Oppenheimer Value Stock Fund Class A produced a total return at net asset value of 8.97% for the 12 months ended December 31, 1993. Total return at net asset value for Class B shares from inception of the Class on May 1, 1993 to December 31, 1993, was 4.63%(3).
                                        To seek capital appreciation, the Fund's
                              managers use a value strategy--purchasing stocks whose prices have dropped below their perceived normal valuations and holding them until the managers believe they have fully realized their true value. To maximize the portfolio's stability, we invest primarily in high-quality companies that
                              (1) have achieved above-average profitability; (2) have strong balance sheets; and (3) appear positioned to generate above-average dividend growth.
                                        The U.S. economy remains in a period of
                              moderate growth, and interest rates have continued to decline steadily for most of the year. In this environment, and with the U.S. stock market reaching record highs, our challenge has been to find companies meeting these criteria at attractive valuations.
                                        In the current environment, we have
                              identified opportunities for growth by seeking out high-quality companies that are restructuring their operations to focus on core businesses. For example, we recently invested in American Express, which has sold off its Shearson Lehman brokerage business to focus on its travel service and charge card operations. We also invested in K Mart, which has divested parts of its specialty retailing group and used the proceeds to upgrade its discount stores. A third example is Xerox, which is in the process of selling its financial services operations and has gained an advantage over its Japanese competitors in the document processing equipment business as a result of the dramatic strengthening of the yen against the dollar.
                                        Another interesting recent investment is
                              Pioneer Hi-Bred International, the nation's leading supplier of seed corn to farmers. We have built a position in this company in anticipation of much higher plantings after the flood in the Mid West during 1993.
                                        In the past six months, the Fund
                              realized substantial gains from our value stock strategy. For example, Eastman Kodak, which we purchased in early 1993, has worked through its highly publicized management difficulties, allowing us to sell a portion of our investment at a significant gain.
                                        We are pleased that Oppenheimer Value
                              Stock Fund continues to produce attractive total returns, and we look forward to serving your investment needs in the year ahead.

                              /s/ James C. Swain       /s/Jon S. Fossel
                              Chairman, Oppenheimer    President, Oppenheimer
                              Integrity Funds          Integrity Funds
                              for Oppenheimer          for Oppenheimer Value
                              Value Stock Fund         Stock Fund
                              January 21, 1994


                              3. See footnote 1, page 2.


                              3   Oppenheimer Value Stock Fund

                    STATEMENT OF INVESTMENTS  December 31, 1993


                                                                                               FACE             MARKET VALUE
                                                                                               AMOUNT           SEE NOTE 1
- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
SHORT-TERM NOTES-9.1%
- -----------------------------------------------------------------------------------------------------------------------------
                                   Caterpillar Financial Services Corp., 3.40%, 1/6/94         $2,000,000          $1,999,056
                                   ------------------------------------------------------------------------------------------
                                   ConAgra, Inc., 3.40%, 1/11/94                                  910,000             909,140
                                   ------------------------------------------------------------------------------------------
                                   Corning, Inc., 3.50%, 1/5/94                                 1,900,000           1,899,261
                                   ------------------------------------------------------------------------------------------
                                   General Motors Acceptance Corp., 3.05%, 1/5/94                 645,000             645,000
                                   ------------------------------------------------------------------------------------------
                                   Indiana Michigan Power Co., 3.50%, 1/4/94                    1,330,000           1,329,612
                                   ------------------------------------------------------------------------------------------
                                   Public Service Co. of Colorado, 3.70%, 1/7/94                1,870,000           1,868,847
                                                                                                                   ----------
                                   Total Short-Term Notes (Cost $8,650,916)                                         8,650,916

                                                                                                SHARES
- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS-89.5%
- -----------------------------------------------------------------------------------------------------------------------------
BASIC MATERIALS-7.1%
- -----------------------------------------------------------------------------------------------------------------------------
ALUMINUM-0.9%                      Reynolds Metals Co.                                             18,000             816,750
- -----------------------------------------------------------------------------------------------------------------------------
CHEMICALS-1.3%                     Du Pont (E.I.) De Nemours & Co.                                 25,000           1,206,250
- -----------------------------------------------------------------------------------------------------------------------------
CHEMICALS: SPECIALTY-1.9%          Lubrizol Corp. (The)                                            25,500             870,187
                                   ------------------------------------------------------------------------------------------
                                   Nalco Chemical Co.                                              26,500             993,750
                                                                                                                   ----------
                                                                                                                    1,863,937

- -----------------------------------------------------------------------------------------------------------------------------
METAL: MISCELLANEOUS-1.2%          Phelps Dodge Corp.                                              23,500           1,145,625
- -----------------------------------------------------------------------------------------------------------------------------
PAPER AND FOREST PRODUCTS-1.8%     Westvaco Corp.                                                  23,000             819,375
                                   ------------------------------------------------------------------------------------------
                                   Willamette Industries, Inc.                                     19,000             940,500
                                                                                                                   ----------
                                                                                                                    1,759,875

- -----------------------------------------------------------------------------------------------------------------------------
CONSUMER CYCLICALS-15.9%

- -----------------------------------------------------------------------------------------------------------------------------
AUTOMOBILES-1.8%                   Ford Motor Co.                                                  27,000           1,741,500
- -----------------------------------------------------------------------------------------------------------------------------
AUTO PARTS: AFTER MARKET-1.9%      Genuine Parts Co.                                               48,500           1,824,813
- -----------------------------------------------------------------------------------------------------------------------------
HARDWARE AND TOOLS-1.3%            Stanley Works (The)                                             28,500           1,268,250
- -----------------------------------------------------------------------------------------------------------------------------
LEISURE TIME-1.4%                  Eastman Kodak Co.                                               24,800           1,388,800
- -----------------------------------------------------------------------------------------------------------------------------
PUBLISHING-3.6%                    Dun & Bradstreet Corp. (The)                                    30,000           1,848,750
                                   ------------------------------------------------------------------------------------------
                                   McGraw-Hill, Inc.                                               23,000           1,555,375
                                                                                                                   ----------
                                                                                                                    3,404,125

- -----------------------------------------------------------------------------------------------------------------------------
RETAIL STORES: DEPARTMENT          May Department Stores Co.                                       40,500           1,594,687
STORES-1.7%
- -----------------------------------------------------------------------------------------------------------------------------
RETAIL STORES: GENERAL             K Mart Corp.                                                    42,100             894,625
                                   ------------------------------------------------------------------------------------------
MERCHANDISE CHAINS-2.4%            Penney (J.C.) Co., Inc.                                         26,500           1,387,938
                                                                                                                   ----------
                                                                                                                    2,282,563

- -----------------------------------------------------------------------------------------------------------------------------
RETAIL: SPECIALTY-0.7%             Rite Aid Corp.                                                  40,000             635,000
- -----------------------------------------------------------------------------------------------------------------------------
TEXTILES: APPAREL                  V.F. Corp.                                                      22,500           1,037,812
MANUFACTURERS-1.1%
- -----------------------------------------------------------------------------------------------------------------------------
CONSUMER NON-CYCLICALS-10.8%
- -----------------------------------------------------------------------------------------------------------------------------
BEVERAGES: ALCOHOLIC-1.4%          Brown-Forman Corp., Cl. B                                       15,500           1,352,375
- -----------------------------------------------------------------------------------------------------------------------------
DRUGS-2.3%                         Pfizer, Inc.                                                    32,500           2,242,500


                                   4   Oppenheimer Value Stock Fund


                                                                                                                 MARKET VALUE
                                                                                                   SHARES        SEE NOTE 1
- -----------------------------------------------------------------------------------------------------------------------------
FOOD PROCESSING-2.9%               CPC International, Inc.                                         28,000          $1,333,500
                                   ------------------------------------------------------------------------------------------
                                   Gerber Products Co.                                             19,000             539,125
                                   ------------------------------------------------------------------------------------------
                                   Pioneer Hi-Bred International, Inc.                             21,000             819,000
                                                                                                                   ----------
                                                                                                                    2,691,625

- -----------------------------------------------------------------------------------------------------------------------------
HEALTHCARE: DIVERSIFIED-2.0%       Bristol-Myers Squibb Co.                                        33,000           1,918,125
- -----------------------------------------------------------------------------------------------------------------------------
HOUSEHOLD PRODUCTS-1.0%            Clorox Co. (The)                                                18,300             992,775
- -----------------------------------------------------------------------------------------------------------------------------
MEDICAL PRODUCTS-1.2%              Becton, Dickinson & Co.                                         30,600           1,097,775
- -----------------------------------------------------------------------------------------------------------------------------
ENERGY-7.9%
- -----------------------------------------------------------------------------------------------------------------------------
OIL: INTEGRATED DOMESTIC-1.7%      Atlantic Richfield Co.                                          10,500           1,105,125
                                   ------------------------------------------------------------------------------------------
                                   USX-Marathon Group                                              32,000             528,000
                                                                                                                   ----------
                                                                                                                    1,633,125

- -----------------------------------------------------------------------------------------------------------------------------
OIL: INTEGRATED                    Amoco Corp.                                                     26,500           1,401,187
INTERNATIONAL-6.2%                 ------------------------------------------------------------------------------------------
                                   Chevron Corp.                                                   22,000           1,916,750
                                   ------------------------------------------------------------------------------------------
                                   Mobil Corp.                                                     19,500           1,540,500
                                   ------------------------------------------------------------------------------------------
                                   Royal Dutch Petroleum Co.                                       10,200           1,064,625
                                                                                                                   ----------
                                                                                                                    5,923,062
- -----------------------------------------------------------------------------------------------------------------------------
FINANCIAL-10.7%
- -----------------------------------------------------------------------------------------------------------------------------
FINANCIAL SERVICES:                American Express Co.                                            40,500           1,250,438
MISCELLANEOUS-1.3%
- -----------------------------------------------------------------------------------------------------------------------------
INSURANCE: LIFE-1.0%               Jefferson-Pilot Corp.                                           19,850             930,469
- -----------------------------------------------------------------------------------------------------------------------------
INSURANCE: MULTI-LINE-1.1%         Unitrin, Inc.                                                   23,500           1,022,250
- -----------------------------------------------------------------------------------------------------------------------------
INSURANCE: PROPERTY AND            Chubb Corp. (The)                                                9,500             739,812
CASUALTY-2.5%                      ------------------------------------------------------------------------------------------
                                   SAFECO Corp.                                                    30,000           1,650,000
                                                                                                                   ----------
                                                                                                                    2,389,812

- -----------------------------------------------------------------------------------------------------------------------------
MAJOR BANKS: REGIONAL-4.8%         Comerica, Inc.                                                  51,000           1,357,875
                                   ------------------------------------------------------------------------------------------
                                   CoreStates Financial Corp.                                      56,000           1,463,000
                                   ------------------------------------------------------------------------------------------
                                   Norwest Corp.                                                   38,000             926,250
                                   ------------------------------------------------------------------------------------------
                                   Wachovia Corp.                                                  25,540             855,590
                                                                                                                   ----------
                                                                                                                    4,602,715
- -----------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL-16.5%
- -----------------------------------------------------------------------------------------------------------------------------
COMMERCIAL SERVICES-1.4%           Donnelley (R.R.) & Sons Co.                                     28,500             887,062
                                   ------------------------------------------------------------------------------------------
                                   Omnicom Group, Inc.                                             10,000             462,500
                                                                                                                   ----------
                                                                                                                    1,349,562

- -----------------------------------------------------------------------------------------------------------------------------
ELECTRICAL EQUIPMENT-8.4%          AMP, Inc.                                                       40,000           2,525,000
                                   ------------------------------------------------------------------------------------------
                                   General Electric Co.                                            29,000           3,041,375
                                   ------------------------------------------------------------------------------------------
                                   Grainger (W.W.), Inc.                                           22,000           1,265,000
                                   ------------------------------------------------------------------------------------------
                                   Hubbell, Inc., Cl.B                                             22,021           1,191,887
                                                                                                                   ----------
                                                                                                                    8,023,262

                                   5   Oppenheimer Value Stock Fund

                                                                                                                 MARKET VALUE
                                                                                                   SHARES        SEE NOTE 1
- -----------------------------------------------------------------------------------------------------------------------------
MANUFACTURING: DIVERSIFIED         Crane Co.                                                       17,800           $ 440,550
INDUSTRIALS-5.2%                   ------------------------------------------------------------------------------------------
                                   Dover Corp.                                                     19,500           1,184,625
                                   ------------------------------------------------------------------------------------------
                                   General Signal Corp.                                            37,500           1,289,063
                                   ------------------------------------------------------------------------------------------
                                   Harsco Corp.                                                    24,000             975,000
                                   ------------------------------------------------------------------------------------------
                                   Parker-Hannifin Corp.                                           29,000           1,094,750
                                                                                                                   ----------
                                                                                                                    4,983,988

- -----------------------------------------------------------------------------------------------------------------------------
RAILROADS-1.5%                     Norfolk Southern Corp.                                          20,000           1,410,000
- -----------------------------------------------------------------------------------------------------------------------------
TECHNOLOGY-13.3%
AEROSPACE/DEFENSE-4.1%             Boeing Co. (The)                                                14,700             635,775
                                   ------------------------------------------------------------------------------------------
                                   Lockheed Corp.                                                  25,000           1,706,250
                                   ------------------------------------------------------------------------------------------
                                   Rockwell International Corp.                                    22,000             816,750
                                   ------------------------------------------------------------------------------------------
                                   TRW, Inc.                                                       10,500             727,125
                                                                                                                   ----------
                                                                                                                    3,885,900

- -----------------------------------------------------------------------------------------------------------------------------
COMPUTER SYSTEMS-0.9%              International Business Machines Corp.                           14,300             807,950
- -----------------------------------------------------------------------------------------------------------------------------
ELECTRONICS: INSTRUMENTATION-2.1%  Hewlett-Packard Co.                                             25,500           2,014,500
- -----------------------------------------------------------------------------------------------------------------------------
OFFICE EQUIPMENT AND               Minnesota Mining and Manufacturing Co.                          25,000           2,718,750
SUPPLIES-6.2%                      ------------------------------------------------------------------------------------------
                                   Pitney Bowes, Inc.                                              50,000           2,068,750
                                   ------------------------------------------------------------------------------------------
                                   Xerox Corp.                                                     13,500           1,206,562
                                                                                                                   ----------
                                                                                                                    5,994,062

- -----------------------------------------------------------------------------------------------------------------------------
UTILITIES-7.3%
- -----------------------------------------------------------------------------------------------------------------------------
ELECTRIC COS.-3.7%                 Allegheny Power System, Inc.                                    11,000             291,500
                                   ------------------------------------------------------------------------------------------
                                   Niagara Mohawk Power Corp.                                      46,000             931,500
                                   ------------------------------------------------------------------------------------------
                                   NIPSCO Industries, Inc.                                         26,000             854,750
                                   ------------------------------------------------------------------------------------------
                                   SCANA Corp.                                                     16,500             820,875
                                   ------------------------------------------------------------------------------------------
                                   Union Electric Co.                                              16,000             628,000
                                                                                                                   ----------
                                                                                                                    3,526,625

NATURAL GAS-1.0%                   Consolidated Natural Gas Co.                                    20,500             963,500
- -----------------------------------------------------------------------------------------------------------------------------
TELEPHONE (NEW)-2.6%               Ameritech Corp.                                                 15,600           1,197,300
                                   ------------------------------------------------------------------------------------------
                                   Bell Atlantic Corp.                                              7,600             448,400
                                   ------------------------------------------------------------------------------------------
                                   Southern New England Telecommunications Corp.                   24,500             885,063
                                                                                                                   ----------
                                                                                                                    2,530,763

                                   Total Common Stocks (Cost $69,387,905)                                          85,507,145

- -----------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS, AT VALUE (COST $78,038,820)                                                      98.6%          94,158,061
- -----------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS NET OF LIABILITIES                                                                       1.4           1,470,159
                                                                                                  -------          ----------
NET ASSETS                                                                                         100.0%         $95,628,220
                                                                                                  -------          ----------
                                                                                                  -------          ----------

                                See accompanying Notes to Financial Statements.


                                   6   Oppenheimer Value Stock Fund

                          STATEMENT OF ASSETS AND LIABILITIES December 31, 1993




- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
ASSETS                             Investments, at value (cost $78,038,820)-see accompanying statement            $94,158,061
                                   ------------------------------------------------------------------------------------------
                                   Cash                                                                             1,516,373
                                   ------------------------------------------------------------------------------------------
                                   Receivables:
                                   Shares of beneficial interest sold                                                 540,617
                                   Dividends and interest                                                             176,365
                                   Investments sold                                                                    13,685
                                   ------------------------------------------------------------------------------------------
                                   Other                                                                                9,052
                                                                                                                  -----------
                                   Total assets                                                                    96,414,153

- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
LIABILITIES                        Payables and other liabilities:
                                   Investments purchased                                                              403,474
                                   Shares of beneficial interest redeemed                                             240,929
                                   Distribution assistance-Note 4                                                      57,283
                                   Dividends and distributions                                                         34,797
                                   Deferred trustee fees-Note 5                                                         8,765
                                   Other                                                                               40,685
                                                                                                                  -----------
                                   Total liabilities                                                                  785,933

- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                                                                        $95,628,220
                                                                                                                  -----------
                                                                                                                  -----------

- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
COMPOSITION OF                     Paid-in capital                                                                $79,551,976
NET ASSETS                         ------------------------------------------------------------------------------------------
                                   Undistributed net investment income                                                    225
                                   ------------------------------------------------------------------------------------------
                                   Distributions in excess of net realized gain from investment transactions          (43,222)
                                   ------------------------------------------------------------------------------------------
                                   Net unrealized appreciation on investments-Note 3                               16,119,241
                                                                                                                  -----------
                                   Net assets                                                                     $95,628,220
                                                                                                                  -----------
                                                                                                                  -----------

- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE                    Class A Shares:
PER SHARE                          Net asset value and redemption price per share (based on net assets
                                   of $90,469,747 and 6,279,938 shares of beneficial interest outstanding)             $14.41
                                   Maximum offering price per share (net asset value
                                   plus sales charge of 5.75% of offering price)                                       $15.29

                                   ------------------------------------------------------------------------------------------
                                   Class B Shares:
                                   Net asset value, redemption price and offering price per share (based
                                   on net assetsof $5,158,473 and 359,470 shares of beneficial interest outstanding)   $14.35

                                See accompanying Notes to Financial Statements.


                                   7   Oppenheimer Value Stock Fund

     STATEMENT OF OPERATIONS For the Year Ended December 31, 1993

- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME                  Dividends                                                                       $2,301,756
                                   ------------------------------------------------------------------------------------------
                                   Interest                                                                           324,670
                                                                                                                   ----------
                                   Total income                                                                     2,626,426

- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
EXPENSES                           Management fees-Note 4                                                             614,932
                                   ------------------------------------------------------------------------------------------
                                   Distribution assistance:
                                   Class A-Note 4                                                                     198,834
                                   Class B-Note 4                                                                      16,056
                                   ------------------------------------------------------------------------------------------
                                   Transfer and shareholder servicing agent fees-Note 4                                72,447
                                   ------------------------------------------------------------------------------------------
                                   Shareholder reports                                                                 57,937
                                   ------------------------------------------------------------------------------------------
                                   Legal and auditing fees                                                             20,583
                                   ------------------------------------------------------------------------------------------
                                   Custodian fees and expenses                                                         20,266
                                   ------------------------------------------------------------------------------------------
                                   Registration and filing fees:
                                   Class A                                                                              8,929
                                   Class B                                                                              1,337
                                   ------------------------------------------------------------------------------------------
                                   Trustees' fees and expenses                                                          7,731
                                   ------------------------------------------------------------------------------------------
                                   Other                                                                                9,117
                                                                                                                   ----------

                                   Total expenses                                                                   1,028,169

- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME                                                                                               1,598,257

- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED            Net realized gain on investments                                                 4,772,844
                                   ------------------------------------------------------------------------------------------
GAIN (LOSS) ON INVESTMENTS         Net change in unrealized appreciation on investments                               (52,118)
                                                                                                                   ----------
                                   Net realized and unrealized gain on investments                                  4,720,726

- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                                                               $6,318,983


                                See accompanying Notes to Financial Statements.


                                   8   Oppenheimer Value Stock Fund

STATEMENTS OF CHANGES IN NET ASSETS


                                                                                              YEAR ENDED DECEMBER 31,
                                                                                              -------------------------------
                                                                                              1993                1992
- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
OPERATIONS                         Net investment income                                      $ 1,598,257         $ 1,250,163
                                   ------------------------------------------------------------------------------------------
                                   Net realized gain on investments                             4,772,844           1,430,983
                                   ------------------------------------------------------------------------------------------
                                   Net change in unrealized appreciation or
                                   depreciation on investments                                    (52,118)          2,336,062
                                                                                              -----------         -----------
                                   Net increase in net assets resulting from
                                   operations                                                   6,318,983           5,017,208

- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
DIVIDENDS AND                      Dividends from net investment income:
DISTRIBUTIONS TO                   Class A ($.288 and $.322 per share, respectively)           (1,573,023)         (1,252,511)
SHAREHOLDERS                       Class B ($.166 per share)                                      (33,142)                 --
                                   ------------------------------------------------------------------------------------------
                                   Distributions from net realized gain on investments:
                                   Class A ($.76 and $.346 per share, respectively)            (4,515,011)         (1,431,916)
                                   Class B ($.76 per share)                                      (258,413)                 --

- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
BENEFICIAL INTEREST                Net increase in net assets resulting from
TRANSACTIONS                       Class A beneficial interest transactions-Note 2             30,973,434           7,662,567
                                   ------------------------------------------------------------------------------------------
                                   Net increase in net assets resulting from
                                   Class B beneficial interest transactions-Note 2              5,339,170                  --

- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
NET ASSETS                         Total increase                                              36,251,998           9,995,348
                                   ------------------------------------------------------------------------------------------
                                   Beginning of year                                           59,376,222          49,380,874
                                                                                              -----------         -----------

                                   End of year (including undistributed net
                                   investment income of $225 and $8,133, respectively)        $95,628,220         $59,376,222
                                                                                              -----------         -----------
                                                                                              -----------         -----------

                                See accompanying Notes to Financial Statements.


                                   9   Oppenheimer Value Stock Fund

                                   FINANCIAL HIGHLIGHTS



                                    CLASS A                                                                             CLASS B
                                    ---------------------------------------------------------------------------------   ------------
                                    YEAR ENDED                                                                          PERIOD ENDED
                                    DECEMBER 31,                                                                        DECEMBER 31,
                                    1993         1992      1991(3)    1990       1989       1988      1987     1986(2)  1993(1)
- ------------------------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING DATA:
Net asset value, beginning of
  period
- ------------------------------------------------------------------------------------------------------------------------------------
                                    $14.19     $13.57     $11.39     $12.08     $10.47     $ 9.51     $9.98    $10.16       $14.60
Income (loss) from investment
  operations:
Net investment income                   .29        .32        .33        .37        .40        .33       .34       .01          .17
Net realized and unrealized
gain (loss) on investments              .98        .97       2.49       (.57)      1.87       1.15      (.22)     (.19)         .51
                                    -------     ------     ------     ------     ------     ------    ------    ------    ---------
Total income (loss) from
investment operations                  1.27       1.29       2.82       (.20)      2.27       1.48       .12      (.18)         .68

- ------------------------------------------------------------------------------------------------------------------------------------
Dividends and distributions to
  shareholders:
Dividends from net
investment income                      (.29)      (.32)      (.33)      (.39)      (.41)      (.33)     (.41)       --         (.17)
Distributions from net realized
gain on investments                    (.76)      (.35)      (.31)      (.10)      (.25)      (.19)     (.18)       --         (.76)
                                    -------     ------     ------     ------     ------     ------    ------    ------    ---------
Total dividends and distributions
to shareholders                       (1.05)      (.67)      (.64)      (.49)      (.66)      (.52)     (.59)       --         (.93)
- ------------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period       $14.41     $14.19     $13.57     $11.39     $12.08     $10.47     $9.51    $ 9.98       $14.35
                                    -------     ------     ------     ------     ------     ------    ------    ------    ---------
                                    -------     ------     ------     ------     ------     ------    ------    ------    ---------

- ------------------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN, AT NET ASSET VALUE(4)   8.97%      9.61%     25.23%      (1.53)%   21.93%     15.61%     1.10%     (1.77)%      4.63%

- ------------------------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
(in thousands)                      $90,470    $59,376    $49,381    $40,153    $37,713    $27,434   $19,377   $20,162       $5,158
- ------------------------------------------------------------------------------------------------------------------------------------
Average net assets (in thousands)   $80,229    $53,485    $45,581    $39,104    $33,742    $24,658   $22,322        (2)      $2,527
- ------------------------------------------------------------------------------------------------------------------------------------
Number of shares outstanding at
end of period (in thousands)          6,280      4,184      3,639      3,526      3,122      2,620     2,039     2,021          359
- ------------------------------------------------------------------------------------------------------------------------------------
Ratios to average net assets:
Net investment income                 1.97%      2.34%      2.59%      3.22%      3.51%      3.45%     3.15%        (2)      .97%(5)
Expenses, before voluntary
reimbursement                         1.24%      1.19%      1.31%      1.36%      1.40%      1.21%      .70%        (2)     2.14%(5)
Expenses, net of voluntary
reimbursement                           N/A        N/A      1.26%      1.30%      1.30%      1.19%       N/A        (2)         N/A
- ------------------------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate(6)            24.3%      12.3%      14.5%      13.5%      14.9%      13.1%     10.8%        (2)       24.3%


1. For the period from May 1, 1993 (inception of offering) to December 31, 1993.
2. For the period from December 22, 1986 to December 31, 1986. Ratios during this development period would not be indicative of representative results.
3. On March 28, 1991, Oppenheimer Management Corporation became the investment advisor to the Fund.
4. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns.
5. Annualized.
6. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the year ended December 31, 1993 were $25,469,747 and $17,554,755, respectively.


See accompanying Notes to Financial Statements.


                       10   Oppenheimer Value Stock Fund

                          NOTES TO FINANCIAL STATEMENTS

- -------------------------------------------------------------------------------
1. SIGNIFICANT            Oppenheimer Value Stock Fund (the Fund) is a separate
   ACCOUNTING POLICIES    fund of Oppenheimer Integrity Funds, a diversified,
                          open-end management investment company registered under the Investment Company Act of 1940, as amended.
                          The Fund's investment advisor is Oppenheimer
                          Management Corporation (the Manager). The Fund offers both Class A and Class B shares. Class A shares are sold with a front-end sales charge. Class B shares may be subject to a contingent deferred sales charge. Both classes of shares have identical rights to earnings, assets and voting privileges, except that each class has its own distribution plan, expenses directly attributable to a particular class and exclusive voting rights with respect to matters affecting a single class. Class B shares will automatically convert to Class A shares six years after the date of purchase. The following is a summary of significant accounting policies consistently followed by the Fund.

                          -----------------------------------------------------
                          INVESTMENT VALUATION. Portfolio securities are valued at 4:00 p.m. (New York time) on each trading day. Listed and unlisted securities for which such information is regularly reported are valued at the last sale price of the day or, in the absence of sales, at values based on the closing bid or asked price or the last sale price on the prior trading day. Short-term debt securities having a remaining maturity of 60 days or less are valued at cost (or last determined market value) adjusted for amortization to maturity of any premium or discount. Securities for which market quotes are not readily available are valued under procedures established by the Board of Trustees to determine fair value in good faith.

                          -----------------------------------------------------
                          ALLOCATION OF INCOME, EXPENSES AND GAINS AND LOSSES. Income, expenses (other than those attributable to a specific class) and gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

                          -----------------------------------------------------
                          FEDERAL INCOME TAXES. The Fund intends to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers, to shareholders. Therefore, no federal income tax provision is required.

                          -----------------------------------------------------
                          DISTRIBUTIONS TO SHAREHOLDERS. Dividends and distributions to shareholders are recorded on the ex-dividend date.

                          -----------------------------------------------------
                          OTHER. Investment transactions are accounted for on the date the investments are purchased or sold (trade date) and dividend income is recorded on the ex-dividend date. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.

- -------------------------------------------------------------------------------
2. SHARES OF              The Fund has authorized an unlimited number of no par
   BENEFICIAL INTEREST    value shares of beneficial interest of each class.

                          Transactions in shares of beneficial interest were as follows:


                                                                     YEAR ENDED DECEMBER 31, 1993(1)   YEAR ENDED DECEMBER 31, 1992
                                                                     -------------------------------   ----------------------------
                                                                     SHARES            AMOUNT          SHARES        AMOUNT
                         ----------------------------------------------------------------------------------------------------------


                         Class A:
                         Sold                                         2,167,501       $19,481,793       741,739      $10,397,819
                         Issued in connection with
                         the acquisition of Oppenheimer
                         Blue Chip Fund-Note 6                        1,356,899        20,149,959           --                --
                         Dividends and distributions reinvested         379,876         5,528,826        58,050          817,191
                         Redeemed                                    (1,808,202)      (14,187,144)     (254,477)      (3,552,443)
                                                                      ---------       -----------       -------      -----------
                         Net increase                                 2,096,074       $30,973,434       545,312      $ 7,662,567
                                                                      ---------       -----------       -------      -----------
                                                                      ---------       -----------       -------      -----------

                         ----------------------------------------------------------------------------------------------------------
                         Class B:
                         Sold                                           357,108       $ 5,313,077            --         $     --
                         Dividends and distributions reinvested          18,763           270,609            --               --
                         Redeemed                                       (16,401)         (244,516)           --               --
                         Net increase                                   359,470       $ 5,339,170            --        $      --


                         1. For the year ended December 31, 1993 for Class A shares and for the period from May 1, 1993 (inception of offering) to December 31, 1993 for Class B shares.



                         11   Oppenheimer Value Stock Fund

- -------------------------------------------------------------------------------
3. UNREALIZED GAINS AND At December 31, 1993, net unrealized appreciation of LOSSES ON INVESTMENTS investments of $16,119,241 was composed of gross appreciation of $18,112,985, and gross depreciation of $1,993,744.

4. MANAGEMENT FEES       Management fees paid to the Manager were in accordance
   AND OTHER             with the investment advisory agreement with the  Fund
   TRANSACTIONS WITH     which provides for an annual fee of .75% on the first
   AFFILIATES            $100 million of net assets with a reduction of .03%
                         on each $200 million thereafter, to .66% on net assets
                         in excess of $500 million. The Manager has agreed to
                         reimburse the Fund if aggregate expenses (with
                         specified exceptions) exceed the most stringent
                         applicable regulatory limit on Fund expenses.
                                   For the year ended December 31, 1993,
                         commissions (sales charges paid by investors) on sales
                         of Class A shares totaled $296,555, of which $232,226
                         was retained by Oppenheimer Funds Distributor, Inc.
                         (OFDI), a subsidiary of the Manager, as general
                         distributor, and by an affiliated broker/dealer. During
                         the year ended December 31, 1993, OFDI received
                         contingent deferred sales charges of $58 upon
                         redemption of Class B shares.
                                   Oppenheimer Shareholder Services (OSS), a
                         division of the Manager, is the transfer and
                         shareholder servicing agent for the Fund, and for other
                         registered investment companies. OSS's total costs of
                         providing such services are allocated ratably to these
                         companies.
                                   Under separate approved plans of
                         distribution, each class may expend up to .25% of its
                         net assets annually to reimburse OFDI for costs
                         incurred in distributing shares of the Fund, including
                         amounts paid to brokers, dealers, banks and other
                         institutions. In addition, Class B shares are subject
                         to an asset-based sales charge of .75% of net assets
                         annually, to reimburse OFDI for sales commissions paid
                         from its own resources at the time of sale and
                         associated financing costs. In the event of termination
                         or discontinuance of the Class B plan of distribution,
                         the Fund would be contractually obligated to pay OFDI
                         for any expenses not previously reimbursed or recovered
                         through contingent deferred sales charges. During the
                         year ended December 31, 1993, OFDI paid $149,525 to an
                         affiliated broker/dealer as reimbursement for Class A
                         distribution-related expenses and retained $16,056 as
                         reimbursement for Class B distribution-related expenses
                         and sales commissions.
- -------------------------------------------------------------------------------
5. DEFERRED TRUSTEE      A former trustee elected to defer receipt of fees
   COMPENSATION          earned. These deferred fees earn interest at a rate
                         determined by the current Board of Trustees at the beginning of each calendar year, compounded each quarter-end. As of December 31, 1993, the Fund was incurring interest at a rate of 6.01% per annum.
                         Deferred fees are payable in annual installments, with accrued interest, each April 1 through 1995.

- -------------------------------------------------------------------------------
6. ACQUISITION OF        On March 26, 1993, the Fund acquired all of the net
   OPPENHEIMER           assets of Oppenheimer Blue Chip Fund (Blue Chip),
   BLUE CHIP FUND        pursuant to an Agreement and Plan of Reorganization
                         approved by the Blue Chip shareholders on January 28, 1993. The Fund issued 1,356,899 shares of beneficial interest, valued at $20,149,959, in exchange for the net assets, resulting in combined net assets of $83,976,756 on March 26, 1993. The net assets acquired included net unrealized appreciation of $2,523,063. The exchange was tax-free.



                         12   Oppenheimer Value Stock Fund

                         INDEPENDENT AUDITORS' REPORT


- -------------------------------------------------------------------------------
                         The Board of Trustees and Shareholders of Oppenheimer Value Stock Fund:

                                   We have audited the accompanying statement of
                         assets and liabilities, including the statement of investments, of Oppenheimer Value Stock Fund as of December 31, 1993, the related statement of operations for the year then ended, the statements of changes in net assets for the years ended December 31, 1993 and 1992, and the financial highlights for the period January 1, 1991 to December 31, 1993. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights (except for total return) for the period December 22, 1986 to December 31, 1990 were audited by other auditors whose report dated February 4, 1991, expressed an unqualified opinion on those financial highlights.
                                   We conducted our audits in accordance with
                         generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1993 by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                                   In our opinion, such financial statements and
                         financial highlights present fairly, in all material respects, the financial position of Oppenheimer Value Stock Fund at December 31, 1993, the results of its operations, the changes in its net assets, and the financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.

                         DELOITTE & TOUCHE

                         Denver, Colorado
                         January 21, 1994


                         13   Oppenheimer Value Stock Fund

                         FEDERAL INCOME TAX INFORMATION (Unaudited)


- -------------------------------------------------------------------------------
                         In early 1994, shareholders will receive information regarding all dividends and distributions paid to them by the Fund during calendar year 1993. Regulations of the U.S. Treasury Department require the Fund to report this information to the Internal Revenue Service.
                                   A distribution of $.76 per share was paid on
                         December 30, 1993, of which $.671 was designated as a "capital gain distribution" for federal income tax purposes. Whether received in stock or cash, the capital gain distribution should be treated by shareholders as a gain from the sale of capital assets held for more than one year (long-term capital gains).
                                   Dividends paid by the Fund during the fiscal
                         year ended December 31, 1993 which are not designated as capital gain distributions should be multiplied by 100% to arrive at the net amount eligible for the corporate dividend-received deduction.
                                   The foregoing information is presented to
                         assist shareholders in reporting distributions received from the Fund to the Internal Revenue Service. Because of the complexity of the federal regulations which may affect your individual tax return and the many variations in state and local tax regulations, we recommend that you consult your tax advisor for specific guidance.



                         14   Oppenheimer Value Stock Fund

     OPPENHEIMER VALUE STOCK FUND
     A Series of Oppenheimer Integrity Funds


- -------------------------------------------------------------------------------


                         OFFICERS AND TRUSTEES    James C. Swain, Chairman and
                                                    Chief Executive Officer
                                                  William A. Baker, Trustee
                                                  Charles Conrad, Jr., Trustee
                                                  Jon S. Fossel, Trustee and
                                                    President
                                                  Raymond J. Kalinowski, Trustee
                                                  C. Howard Kast, Trustee
                                                  Robert M. Kirchner, Trustee
                                                  Ned M. Steel, Trustee
                                                  Andrew J. Donohue, Vice
                                                    President
                                                  David B. Salerno, Vice
                                                    President
                                                  George C. Bowen, Vice
                                                    President, Secretary and
                                                    Treasurer
                                                  Lynn M. Coluccy, Assistant
                                                    Treasurer
                                                  Robert G. Zack, Assistant
                                                    Secretary
                         -------------------------------------------------------
                         INVESTMENT ADVISOR       Oppenheimer Management
                                                    Corporation

                         -------------------------------------------------------
                         SUB-ADVISOR              Concert Capital Management,
                                                    Inc.

                         -------------------------------------------------------
                         DISTRIBUTOR              Oppenheimer Funds Distributor,
                                                    Inc.

                         -------------------------------------------------------
                         TRANSFER AND             Oppenheimer Shareholder
                         SHAREHOLDER                Services
                         SERVICING AGENT

                         -------------------------------------------------------
                         CUSTODIAN OF             The Bank of New York
                         PORTFOLIO SECURITIES

                         -------------------------------------------------------
                         INDEPENDENT AUDITORS     Deloitte & Touche

                         -------------------------------------------------------

                         LEGAL COUNSEL            Myer, Swanson & Adams, P.C.

                         This is a copy of a report to shareholders of Oppenheimer Value Stock Fund. This report must be preceded or accompanied by a Prospectus of Oppenheimer Value Stock Fund. For material information concerning the Fund, see the Prospectus.




                         15   Oppenheimer Value Stock Fund

                                       "HOW MAY I HELP YOU?"

GENERAL INFORMATION
1-800-525-7048
Talk to a Customer Service
Representative.
Monday through Friday from
8:30 a.m. to 8:00 p.m., and
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to 2:00 p.m. ET.

TELEPHONE TRANSACTIONS
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Customer Service Representative.
Monday through Friday from
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PHONELINK
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Get automated information or
make automated transactions.
24 hours a day, 7 days a week.

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DEVICE FOR THE DEAF
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8:30 a.m. to 8:00 p.m. ET.

OPPENHEIMER FUNDS
INFORMATION HOTLINE
1800-835-3104
Hear timely and insightful
messages on the economy and
issues that affect your finances.
24 hours a day, 7 days a week.


"Just as OppenheimerFunds offers over 30 different funds designed to help meet virtually every investment need, Oppenheimer Shareholder Services offers a variety of services to satisfy your individual needs. Whenever you require help, we're only a toll-free phone call away.



                                             [PHOTO]

                                             Barbara Hennigar
                                             President
                                             Oppenheimer Shareholder Services



          "For personalized assistance and account information, call our General Information number to speak with our knowledgeable Customer Service Representatives.

          "We also make it easy for you to redeem shares, exchange shares, or conduct AccountLink transactions, simply by calling our Telephone Transactions number.

          "And for added convenience, OppenheimerFunds' PhoneLink, an automated voice response system, is available 24 hours a day, 7 days a week. PhoneLink gives you access to variety of fund, account, and market information. You can even make purchases, exchanges and redemptions using your touch-tone phone. Of course, PhoneLink will always give you the option to speak with a Customer Service Representative during regular business hours.


[GRAPHIC]


          "When you invest in OppenheimerFunds, you know you'll receive a high level of customer service. The International Customer Service Association knows it, too, as it recently awarded Oppenheimer Shareholder Services a 1993 Award of Excellence for consistently demonstrating superior customer service.

          "Whatever your needs, we're ready to assist you."

[LOGO]Oppenheimer Funds Distributors, Inc.                  Bulk Rate
P.O. Box 5270                                               U.S. Postage
Denver, CO 80217-5270                                       PAID
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